January 9, 2015

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. John Reynolds

Re:	Millennium Healthcare Inc.

Amendment No. 8 to Form 10

Filed December 12, 2014

Form 10-Q for the Period Ended September

30, 2014 Filed November 14, 2014

File No. 000-55009

Dear Mr. Reynolds:

Millennium HealthCare Inc. (the “Company”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated July 8, 2014, addressed to the Company’s Chief Executive Officer, Dominick Sartorio, with respect to the Company’s Amendment No. 8 to its Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “SEC”) on December 12, 2014 (“Registration Statement”) and its quarterly report on Form 10-Q filed with the SEC on November 14, 2014,

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Amendment No. 8 to Form 10 Filed December

12, 2014 Item 1. Description of Business, page 3

Products and Services, page 3

Medical Device Distribution, Page 3

1.	We note your discussion of the distribution agreement with Atossa Genetics Inc. ("Atossa") for the ForeCYTE Breast Health Test and MASCT instrument. We also note the discussion on pages 22 and 23 in Atossa's Form 10-Q for the period ended September 30, 2014 that on October 4, 2013, Atossa initiated a voluntary recall to remove the MASCT device/ForeCYTE Test from the market. Please amend your Form 10 and Exchange Act filings as appropriate to add a discussion of this recall and any material impact it has had and/or will have on your business.

Response: We have amended our Form 10 to describe this recall and its impact on our business. We will also include such description in our future Exchange Act filings, as applicable.

Item 2, Financial Information, page 19

Current Operations and Recent Developments, page 20

2.	We note your discussion of the strategic alliance and agreement with CodeSmart Group Inc. ("CodeSmart Group"). We also note that CodeSmart Group is a wholly-owned subsidiary of CodeSmart Holdings, Inc. ("CodeSmart Holdings"), as indicated in the CodeSmart Holdings Form 10-K for the fiscal year ended December 31, 2013. We also note that several officers of CodeSmart Holdings have recently resigned, including CEO Ira Shapiro, and it does not appear that CodeSmart Holdings has appointed new officers for these positions. Please amend your Form 10 and Exchange Act filings as appropriate to describe any material impact these events have had and/or will have on your business, or explain why disclosure is not required.

Response: We have amended our Form 10 to describe the recent changes of CodeSmart Holdings and its impact on our business. We will also include such descriptions in our future Exchange Act filings, as applicable.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Description

Segment Information, page F-4

3.	We note that you present cost of revenues of zero in your Coding and Vascular segments for the interim period ended September 30, 2014 and reissue comment 9 of our letter dated December 30, 2013. Please remove the presentation of cost of revenues and gross profit from your filing until you are able to determine the cost of revenues attributable to the revenues generated in your Coding and Vascular segments. Please also note that you may not present gross profit, if it does not include an appropriate allocation of depreciation and amortization. Refer to SAB Topic 11 : B. This comment also applies to your future Exchange Act filings.

Response: We have amended the presentation of segment information in our Form 10 and Form 10-Q for the interim period ended September 30, 2014. We will also include such presentation in our future Exchange Act filings, as applicable.

Form 10-Q for the Period Ended September 30, 2014 Filed November 14, 2014

Item 1. Financial Statements, page 3

Note 8 - Credit Risk and Other Concentrations, page 22

4.	We note the following disclosure:

Accounts receivable, net of allowance, from three customers were $7,584,098, which accounted for approximately 98% of the total receivables at September 30, 2014 and from two customers were $826,829, which accounted for approximately 96% of the total receivables at December 31, 2013. Revenue from one customer was $1,350,000 and from another was $5,775,312, which accounted for approximately 18% and 78% of the total revenues, respectively for the nine months ended September 30, 2014 and revenue from one customer was $1,350,000, which accounted for approximately 91% of the total revenues for the nine months ended September 30, 2013.

We also note the disclosure on page 7 of the Form 10 that indicates that you are not dependent on "any one or major customer." Please amend your Exchange Act filings as appropriate to reconcile the disclosure.

Response: We have amended our Form 10 to better describe our customer dependency and will include such statements in our future Exchange Act filings, as applicable. As of September 30, 2014, revenue concentration consisted of two major customers; whereas, as of the current it consists of four major customers.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,

Millennium Healthcare Inc.

By:	/s/ Dominick Sartorio
Name: Dominick Sartorio Title: Chief Executive Officer